Exhibit 99.1

News Release

Stantec announces Amendment to Normal Course Issuer Bid

EDMONTON, AB; NEW YORK, NY (February 28, 2019) TSX, NYSE: STN

Stantec Inc. has received approval from the Toronto Stock Exchange respecting an amendment of its previously approved Normal Course Issuer Bid (“NCIB”) to increase the maximum number of common shares Stantec may repurchase for cancellation under the NCIB from 2,273,879 (or 2% of Stantec’s issued and outstanding shares as of October 31, 2018), to 5,684,699 common shares (or 5% of Stantec’s shares as of October 31, 2018).

Under Stantec’s current, previously approved NCIB, between November 14, 2018 and February 26, 2019, Stantec repurchased and cancelled a total of 2,024,190 common shares at a weighted average price of $30.67 per common share. The new, amended NCIB with the higher limit will commence on March 5, 2019 and terminate no later than November 13, 2019.

Other than the increase to the maximum number of common shares which may be acquired pursuant to the NCIB, no further amendments have been made to the NCIB. For further details regarding the NCIB, please refer to Stantec’s prior news release dated November 9, 2018.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment for Stantec and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Cora Klein

Stantec Investor Relations

Ph: (780) 616-0099

cora.klein@stantec.com

Design with community in mind